SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

NeighborCare, Inc.

(Name of Subject Company)

NeighborCare, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.02 Per Share

(including the Associated Series B Junior
Participating Preferred Stock Purchase Rights)
(Title of Class of Securities)

64015Y-10-4

(CUSIP Number of Class of Securities)

John F. Gaither, Esq.

Senior Vice President, General Counsel and Secretary
NeighborCare, Inc.
601 East Pratt Street, 3rd Floor
Baltimore, MD 21202
(410) 528-7404
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Mark Gordon, Esq.

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

      Name and address. The subject company is NeighborCare, Inc., a Pennsylvania corporation (the “Company” or “NeighborCare”). The address and telephone number of the Company’s principal executive offices are 601 East Pratt Street, Baltimore, Maryland 21202 and (410) 528-7300.

      Securities. This Solicitation/ Recommendation Statement on Schedule 14D-9 (this “Statement”) relates to the Company’s Common Stock, par value $0.02 per share (the “Shares”), including the associated rights to purchase shares of the Company’s Series B Junior Participating Preferred Stock (the “Rights”), issued pursuant to the Rights Agreement, dated as of November 18, 2003 (as amended from time to time, the “Rights Agreement”), by and between the Company and StockTrans, Inc., as Rights Agent. Unless the context requires otherwise, all references to the Shares include the Rights and all references to the Rights include the benefits that may inure to holders of Rights pursuant to the Rights Agreement. As of June 8, 2004, there were 43,672,308 Shares outstanding, an additional 259,612 Shares reserved for issuance in connection with the Company’s joint plan of reorganization confirmed by the Bankruptcy Court on September 20, 2001, and an additional 2,212,137 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding options.

Item 2.	Identity and Background of Filing Person.

      Name and address. The Company is the person filing this Statement. The information about the Company’s address and business telephone number in Item 1(a) above is incorporated herein by reference. The Company’s website address is www.neighborcare.com. The information on the Company’s website should not be considered a part of this Statement.

      Tender offer. This Statement relates to the tender offer by Nectarine Acquisition Corp. (“Offeror”), a wholly owned subsidiary of Omnicare, Inc. (“Omnicare”), to purchase all outstanding Shares, including the associated Rights, at a price of $30.00 per Share, net to the seller in cash, without interest. The tender offer is being made on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Omnicare and the Offeror with the Securities and Exchange Commission (the “SEC”) on June 4, 2004. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Schedule 14D-9 as the “Offer.” The Schedule TO states that Omnicare intends, promptly after completion of the Offer, to seek to have the Company consummate a merger with a wholly owned subsidiary of Omnicare (the “Proposed Merger,” and together with the Offer and any associated financing transactions, the “Proposed Transaction”).

      According to the Schedule TO, the Offer is subject to a number of conditions, including (1) there being validly tendered and not properly withdrawn prior to the expiration of the Offer a total number of Shares representing, together with the Shares owned by Omnicare, at least eighty percent of the total voting power of all of the outstanding Shares of the Company entitled to vote generally in the election of directors or in a merger, calculated on a fully diluted basis after consummation of the Offer (the “Minimum Condition”); (2) the Offeror being satisfied in its reasonable discretion that the acquisition of Shares pursuant to the Offer has been approved pursuant to Subchapter F of Chapter 25 of the Pennsylvania Business Corporation Law (the “PBCL”) or that Subchapter F of Chapter 25 of the PBCL does not otherwise restrict the Offer and the Proposed Merger or any subsequent business combination involving the Company and Omnicare (the “Subchapter 25F Condition”); (3) all waiting periods under applicable antitrust laws, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated; (4) the Company’s board of directors redeeming the Rights, or Omnicare being satisfied in its reasonable discretion that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger (the “Rights Condition”); (5) Omnicare having available to it proceeds of the financings contemplated by its existing commitment letter or such other financings that are sufficient, together with cash on hand, to consummate the Offer and the Proposed Merger and to refinance all debt of the Company and Omnicare that is or could be required to be repurchased or becomes, or could be declared, due and payable as a result of the Offer or the Proposed Merger or the financing thereof and to pay all related fees and expenses (the “Financing

Condition”); (6) the Company not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Omnicare’s ability to acquire the Company or otherwise diminishing the expected economic value to Omnicare of the acquisition of the Company (the “Impairment Condition”); and (7) other conditions contained in the Schedule TO. According to the Schedule TO, the financing commitments obtained by Omnicare in connection with the Offer are also subject to a number of important conditions. The conditions to the Offer and to the financing commitments are set forth in the Schedule TO.

      The Schedule TO states that the Offeror’s and Omnicare’s principal executive offices are located at 100 East RiverCenter Boulevard, Covington, Kentucky, 41011 and their telephone number is (859) 392-3300.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.

      Except as described in this Statement or in the excerpts from the Company’s Annual Meeting Proxy Statement, dated April 26, 2004, filed as Exhibit (e)(1) to this Schedule, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) the Offeror, Omnicare or their respective executive officers, directors or affiliates. The excerpts filed as Exhibit (e)(1) to this Schedule are incorporated herein by reference.

(a)	Arrangements with Executive Officers and Directors of the Company.

      The Company’s directors and executive officers have entered into, or participate in, as applicable, the various agreements and arrangements discussed below. In the case of each plan or agreement discussed below to which the term “change of control” applies, the consummation of the Offer would constitute a change of control.

      Cash Consideration Payable Pursuant to the Offer. If the Company’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other shareholders of the Company. As of June 8, 2004, the Company’s directors and executive officers beneficially owned in the aggregate 4,892,375 Shares (excluding options to purchase Shares and shares of restricted stock). If the directors and executive officers were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by the Offeror, the directors and officers would receive an aggregate of $146,771,250 in cash. As discussed below in Item 4(d), to the knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender Shares held of record or beneficially owned by such person for purchase pursuant to the Offer.

      As of June 8, 2004, the Company’s directors and executive officers held options to purchase 2,106,456 Shares in the aggregate, 1,114,269 of which were vested and exercisable as of that date, with exercise prices ranging from $10.73 to $21.50 and an aggregate weighted average exercise price of $18.59 per Share. Of the unvested options, 640,625 were owned by John J. Arlotta and, pursuant to Mr. Arlotta’s employment agreement (described below), would fully vest automatically upon a change of control. The remaining unvested stock options held by directors and executive officers would, pursuant to the Company’s 2001 Stock Option Plan, fully vest and become exercisable six months following a change of control.

      Employment Agreements. As more fully described in Exhibit (e)(1), the Company’s chairman, president and chief executive officer, John J. Arlotta, has an employment agreement with the Company. The agreement currently expires on July 7, 2005, and on July 7, 2004 and each successive anniversary thereafter, the expiration date will be extended one year. The automatic extension of the agreement may be terminated with notice by either the affirmative vote of two-thirds of the non-management members of the Board of Directors of the Company (the “Board of Directors” or the “Board”), or by Mr. Arlotta. The employment agreement provides that while Mr. Arlotta is employed by the Company, his base salary may be increased but not decreased by the Compensation Committee of the Board (the “Compensation Committee”). Mr. Arlotta’s base salary for the calendar year 2004 is $850,000. The agreement provides for an annual incentive bonus equal to at least 100% of his base salary but only upon the Compensation Committee’s certification that the applicable performance goals have been achieved.

      Under the agreement, upon a change of control, Mr. Arlotta’s options to purchase shares of the Company’s common stock and his shares of restricted stock, each granted pursuant to the agreement, would fully vest automatically.

      The Board may terminate the employment agreement with Mr. Arlotta with or without cause, as defined in the agreement. Mr. Arlotta may terminate his employment with the Company upon notice of the occurrence of certain events, including a change of control of the Company. Upon termination of the employment agreement for any reason, Mr. Arlotta will be entitled to his accrued and unpaid base salary through the date of termination, any earned but unpaid bonus for any fiscal year ending prior to the date of termination, any benefits accrued and vested under the terms of the Company’s employee benefit plans and programs through the date of termination, all deferred compensation of any kind and the option to have assigned to him any assignable insurance policy relating to him.

      If Mr. Arlotta’s employment agreement is terminated by the Company without cause or due to his disability, each as defined in the agreement, or by Mr. Arlotta for good reason, or for any reason during the ninety-day period commencing six months following a change of control, each as defined in the agreement, or as a result of non-extension of the agreement, in addition to the foregoing:

•	the Company will pay Mr. Arlotta a pro rata bonus for the portion of the year in which the date of termination occurs preceding the date of termination based upon an annual amount equal to 100% of his base salary;

•	the Company will pay Mr. Arlotta a lump-sum cash payment equal to two times his highest base salary in the three years preceding termination plus two times his target bonus for the year of termination (less any disability insurance benefits if applicable for the two-year period beginning with the date of termination);

•	the Company will continue to provide the health and life insurance benefits provided to him and his spouse and eligible dependents immediately prior to his date of termination for a period of two years following the date of termination; and

•	all of Mr. Arlotta’s unvested restricted stock, stock option and performance share awards will fully vest.

      In order for Mr. Arlotta to receive such severance benefits, the Company may request Mr. Arlotta to execute a release of claims. Mr. Arlotta’s employment agreement contains confidentiality provisions that apply during and after the term of employment and non-competition provisions that limit him from competing with the Company for the term of employment and for a period of two years after, regardless of the reason for the termination of employment.

      As more fully described in Exhibit (e)(1), on July 28, 2003, September 10, 2003, November 24, 2003 and November 26, 2003, the Company entered into employment agreements with John L. Kordash, the Company’s executive vice president and assistant to the chief executive officer, John F. Gaither, Jr., the Company’s senior vice president, general counsel and secretary, Richard W. Sunderland, Jr., the Company’s chief financial officer, and Robert A. Smith, the Company’s chief operating officer, respectively. Effective December 9, 2003, each of these agreements was amended and restated. The agreements with Messrs. Kordash and Gaither expire on October 1, 2005. The agreements with Messrs. Sunderland and Smith expire on December 1, 2005. The annual base salaries received by Messrs. Kordash, Gaither, Sunderland and Smith are $250,000, $280,000, $250,000 and $350,000, respectively.

      The agreements with Messrs. Kordash, Gaither, Sunderland and Smith contain provisions that are substantially similar to those provisions contained in Mr. Arlotta’s employment agreement, discussed above, including an automatic one-year extension, eligibility to participate in stock option, incentive compensation and other incentive plans, receipt of perquisites generally provided to the Company’s officers, termination of the agreement by the Company with or without cause and by the executive upon the occurrence of certain events, and confidentiality and noncompetition provisions. Each agreement also provides for severance compensation upon a termination without cause or a termination by the executive for good reason (including a good reason event upon relocation of employment of more than forty-five (45) miles following a change of control) consisting of a pro rata bonus for the portion of the year in which the date of termination occurs, a lump-sum payment equal to the sum of the executive’s average base salary and the average annual bonus earned under the Company’s incentive plans for the most recent two years, continuation of health and life insurance benefits for up to two years and vesting of previously granted stock options and restricted stock.

      As of May 7, 2004, the Company entered into a termination agreement with Mr. Sunderland.

      Director Compensation. As more fully described in Exhibit (e)(1), non-employee directors are compensated by annual cash fees, meeting fees and annual grants of restricted stock of the Company.

      Other Plans. As more fully described in Exhibit (e)(1), the Company’s executive officers participate in an incentive compensation program, a non-qualified deferred compensation plan and a retirement plan. Upon a change of control the Company will, as soon as possible following the change of control, contribute to a grantor trust amounts sufficient to pay accrued benefits under the Company’s deferred compensation plan as of the change of control.

(b)	Transactions with the Offeror and Omnicare.

      Other than as disclosed in this Statement, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest, between the Company, or its executive officers, directors or affiliates, on the one hand, and the Offeror, Omnicare or their respective executive officers, directors or affiliates, on the other hand.

Item 4.	The Solicitation or Recommendation.

(a)	Solicitation/ Recommendation.

      After careful consideration, including a thorough review of the Offer with its legal and financial advisors, the Board of Directors of NeighborCare, by unanimous vote of all of its directors, determined that the Offer is not in the best interests of NeighborCare, its shareholders and its other constituencies because the Offer, among other things, (1) is inadequate, from a financial point of view, to NeighborCare’s shareholders and (2) does not reflect the expected benefits of NeighborCare’s new, post-spin-off business plan and unique business opportunities. The Offer is also highly conditional, including as to financing and regulatory matters. Accordingly, and for the other reasons described in more detail below, the Board of Directors of NeighborCare recommends that you reject the Offer and do not tender your Shares pursuant to the Offer.

      A form of letter communicating the Board’s recommendation to you and a press release relating to the recommendation to reject the Offer are filed as Exhibits (a)(1) and (a)(2) to this document, respectively, and are incorporated herein by reference.

(b)	Background.

      On February 26, 2004, Mr. John J. Arlotta, NeighborCare’s Chairman, President and Chief Executive Officer, received a telephone call from Mr. Joel F. Gemunder, President and Chief Executive Officer of Omnicare, inviting Mr. Arlotta to dinner during an upcoming industry conference. Mr. Gemunder indicated that he wished to discuss the institutional pharmacy business in general as well as the possibility of a business combination between NeighborCare and Omnicare. Mr. Arlotta agreed to meet Mr. Gemunder for dinner but stated that NeighborCare was just getting started as an independent institutional pharmacy and that it was unlikely that NeighborCare would be interested in any sort of transaction with Omnicare.

      On March 2, 2004, Messrs. Gemunder and Arlotta met for dinner. During dinner, Mr. Gemunder again raised the possibility of a business combination between NeighborCare and Omnicare. Mr. Arlotta stated that the Board was focused on NeighborCare’s business plan and that the prospect of a business combination with Omnicare was unappealing. In this regard, Mr. Arlotta reminded Mr. Gemunder that NeighborCare had only recently completed a major strategic restructuring that resulted in the spin-off of NeighborCare’s nursing home business and the appointment of a new leadership team. Mr. Arlotta further explained that the management team had a number of initiatives underway to maximize value to the shareholders; that NeighborCare was just beginning to execute on its business plan; and that this plan would create significant value to shareholders after the management team had had the opportunity to implement it. Mr. Arlotta said that he considered it his responsibility to inform the Board of any business combination proposals and that he would convey Mr. Gemunder’s interest to the Board, but that he was confident that the Board would not be interested in pursuing the matter.

      On March 29, 2004, Messrs. Gemunder and Arlotta had a telephone conversation during which Mr. Arlotta informed Mr. Gemunder that, as stated at the March 2 dinner, he would convey to the Board Mr. Gemunder’s interest in a transaction.

      On March 30, 2004, Mr. Arlotta received the following letter from Mr. Gemunder:

[LETTERHEAD OF OMNICARE, INC.]

March 30, 2004

By Facsimile and First-Class Mail

Mr. John Arlotta

Chairman and Chief Executive Officer
NeighborCare, Inc.
7 East Lee Street
Baltimore, Maryland 21202

Dear John:

      It was a pleasure speaking with you again yesterday. I was very pleased to hear you will be discussing our proposal with NeighborCare’s Board at its next meeting in mid-April. In light of that board meeting, I thought it would be helpful to provide you with some specifics about our proposal to combine NeighborCare and Omnicare.

      Based upon our knowledge of NeighborCare from publicly available information, Omnicare is prepared to acquire NeighborCare for $30.00 per share, which would be payable in a combination of cash and Omnicare common stock. This price represents 23.6% premium to NeighborCare’s closing share of $24.27 today. If, however, you or the NeighborCare Board has a different view on the form of consideration to be paid in the proposed transaction, we are open to discussing this matter, as well as any other matter relating to a proposed combination of the two companies, with you.

      As we discussed at dinner a few weeks ago, our proposal to combine NeighborCare and Omnicare presents an excellent opportunity for NeighborCare shareholders to realize a substantial return on their investment and to participate in the upside of an ownership stake in what would be the premier institutional pharmacy company. Given these significant benefits, we believe that NeighborCare and Omnicare shareholders would applaud such a transaction. Also, our Board of Directors has authorized this proposal and fully supports a combination of NeighborCare and Omnicare.

      As I mentioned to you during dinner, John, I have a great deal of respect for your professional accomplishments, and I know that there are a number of outstanding executives at NeighborCare. We believe that, taken together, the management talent resident in our two companies will be essential to the success of the combined company and will lead us into the future.

      I believe that our proposal to combine NeighborCare and Omnicare presents an excellent opportunity for both companies and their shareholders to realize substantial benefits. I hope that you and the NeighborCare Board share this vision.

      I want to emphasize to you and the NeighborCare Board our seriousness about this proposal and our commitment to a combination of NeighborCare and Omnicare. We are prepared to meet with you at your earliest convenience to see if we can negotiate the terms of a mutually acceptable transaction. We will commit the resources necessary, together with our outside advisors, to proceed expeditiously and are convinced that we could reach agreement on the material terms of a transaction quickly. We also have, together with our outside counsel, analyzed the required regulatory approvals and are confident that all necessary approvals can be obtained in a timely fashion.

      We are sending this letter, and would be meeting with you, on the basis that this letter and its contents, as well as our discussions, remain confidential. Obviously, our proposal is subject to the completion of customary due diligence and the negotiation and execution of a mutually satisfactory definitive agreement.

      If you have any questions or would like me to clarify any aspect of our proposal, please do not hesitate to call me at (859) 392-3305. I look forward to hearing from you soon.

Sincerely,

/s/ JOEL F. GEMUNDER
Joel F. Gemunder
President and Chief Executive Officer

      The Board met telephonically on April 1, 2004, with its legal advisors and NeighborCare’s management to review the contents of the letter, to receive a brief overview from legal counsel as to the Board’s legal obligations with respect to the letter, and to confirm that management and NeighborCare’s legal and financial advisors would evaluate the letter and report back to the Board at its regularly scheduled meeting of April 12-13, 2004.

      In addition, Wachtell, Lipton, Rosen & Katz and Goldman, Sachs & Co. were retained to provide legal and financial advice, respectively, in connection with Omnicare’s proposal.

      As part of its regularly scheduled Board meeting, on April 12-13, 2004, the Board, together with its legal and financial advisors and NeighborCare’s management, reviewed NeighborCare’s past and current business operations, financial condition and future prospects, as well as Omnicare’s proposal and potential responses available to NeighborCare. Management of NeighborCare made presentations and responded to questions regarding NeighborCare’s businesses and historical financial and projected results. The Board’s legal advisors reviewed with the Board the relevant legal and fiduciary principles under federal and Pennsylvania law, reviewed the contents of the Omnicare letter, and discussed other legal and regulatory matters relating to Omnicare’s proposal. The financial advisors reviewed with the Board the financial aspects of Omnicare’s proposal, presented a financial analysis of NeighborCare based on historical financial and projected results and presented a financial analysis of Omnicare and the Omnicare proposal and of potential responses available to NeighborCare. Following extensive discussion of these and additional matters, the Board determined, by the unanimous vote of all of the directors, that a transaction with Omnicare was not in the best interests of NeighborCare, its shareholders and other constituencies and that further discussions with Omnicare would not be productive or desirable. The Board also directed NeighborCare’s management and advisors to prepare a letter to Omnicare communicating its view.

      On April 16 and 20, 2004, the Board met telephonically with its legal and financial advisors and NeighborCare’s management to review and discuss the draft letter and to authorize its delivery to Omnicare.

      On April 20, 2004, Mr. Arlotta sent to Mr. Gemunder the following letter, as approved by the Board:

[LETTERHEAD OF NEIGHBORCARE, INC.]

STRICTLY CONFIDENTIAL

April 20, 2004

Mr. Joel F. Gemunder

President and Chief Executive Officer
Omnicare, Inc.
100 East RiverCenter Blvd.
Suite 1600
Covington, KY 41011

Dear Joel:

      This will respond to your letter of March 30, which the Board of Directors of NeighborCare has reviewed carefully.

      The Board is unanimous in concluding that your proposal is opportunistic and not in the best interests of NeighborCare. Accordingly, we have no interest in pursuing a transaction, nor in any further discussion of the matter. The Board has great confidence in NeighborCare’s new leadership team and strong post-spin-off business plan, which is in its initial stages.

      We have no doubt that aggressively executing on that business plan is the best course for our company, its shareholders and other constituencies. Pursuing your proposal would be counter-productive for your company, as well as for ours.

Sincerely,

/s/ JOHN J. ARLOTTA
John J. Arlotta
Chairman, President and
Chief Executive Officer

      On May 24, 2004, Mr. Arlotta and the Board received the following letter from Mr. Gemunder, the text of which was included in an Omnicare press release:

[LETTERHEAD OF OMNICARE, INC.]

May 24, 2004

By Facsimile and Fedex

Mr. John J. Arlotta

Chairman, President and Chief Executive Officer
NeighborCare, Inc.
601 East Pratt Street, 3rd Floor
Baltimore, Maryland 21202

Dear John:

      As we discussed in early March, and as set forth in my letter to you dated March 30, 2004, we believe that a combination of Omnicare and NeighborCare is compelling and will provide substantial benefits to both companies’ shareholders and other interested constituencies. We are, however, disappointed by your rejection of our offer to acquire NeighborCare and your Board’s unwillingness to engage in any further discussion of the matter.

      For this reason, Omnicare is making public its offer to acquire all of the outstanding shares of NeighborCare common stock for $30.00 per share in cash. This offer represents a 70% premium to NeighborCare’s closing share price of $17.67 on May 21, 2004. As we have discussed before, if you or the NeighborCare Board have a different view on the form of consideration or other aspects of our offer, we are willing to discuss this, as well as any other matter relating to a proposed combination of Omnicare and NeighborCare, with you.

      We continue to believe that a combination of Omnicare and NeighborCare makes compelling business sense for all of NeighborCare’s shareholders and other constituencies. It also provides a unique opportunity for your shareholders to realize maximum value immediately for their shares. The combination of Omnicare and NeighborCare would result in the creation of a premier institutional pharmacy company and position the combined company to provide valuable benefits to all of its constituencies. I would welcome the opportunity to discuss further with you the substantial benefits of our offer.

      Considering these substantial benefits, we are confident that, given the opportunity, NeighborCare’s shareholders and other constituents will enthusiastically support our offer.

      Omnicare’s Board fully supports this offer and no further corporate action on our part is required to consummate this transaction. We have obtained commitments for financing that are sufficient to consummate the transaction.

      It is our strong preference to work together with the NeighborCare Board to reach a mutually agreeable transaction. We and our advisors are available to meet with you and your advisors as soon as possible to discuss the terms of our offer and to negotiate a definitive agreement.

      We are confident that you and your Board will recognize the substantial benefits of our offer and decide to discuss this matter with us. We believe that we can work together with you to quickly close a transaction.

Sincerely,

/s/ JOEL F. GEMUNDER
Joel F. Gemunder
President and Chief Executive Officer

cc: NeighborCare Board of Directors

      The Board met telephonically on May 24, 2004 and again on May 25, 2004 with its legal and financial advisors and NeighborCare’s management to discuss Mr. Gemunder’s letter and the related press release. During these meetings, NeighborCare’s legal advisors reviewed with the Board the relevant legal and fiduciary principles associated with Omnicare’s proposal and its public dissemination. The legal advisors also reviewed the contents of the letter and legal and regulatory matters associated with Omnicare’s proposal. Management and the advisors noted that the proposal was substantially unchanged, including as to price, from the proposal contained in Mr. Gemunder’s letter of March 30, 2004, except to suggest that the consideration would be payable solely in cash, rather than in a mixture of cash and Omnicare stock. Members of NeighborCare’s management discussed developments affecting NeighborCare since the Board’s last meeting on April 20, and discussed NeighborCare’s progress in executing its business plan and the prospects for achieving expected results. NeighborCare’s financial advisors provided their assessment of the proposal and reviewed and updated their analyses from the April Board meetings. Following extensive discussion, the Board determined, by unanimous vote of all of the directors, that the proposal contained in Omnicare’s May 24 letter was not in the best interests of NeighborCare, its shareholders and other constituencies and that further discussions would not be productive or desirable. The Board further approved the contents of a letter to Mr. Gemunder and related press release communicating the Board’s determinations, and directed that the letter be sent and the press release disseminated.

      On May 25, 2004, Mr. Arlotta sent to Mr. Gemunder, and released in a press release, the following letter, as approved by the Board:

[LETTERHEAD OF NEIGHBORCARE, INC.]

May 25, 2004

Mr. Joel F. Gemunder

President and Chief Executive Officer
Omnicare, Inc.
100 East RiverCenter Blvd.
Suite 1600
Covington, KY 41011

Dear Joel:

      This will respond to your letter of May 24, 2004 in which you repeated your unsolicited $30 per share acquisition proposal from March 30. As we stated in our letter of April 20, the NeighborCare Board is unanimously of the view that your proposal is blatantly opportunistic and not in the best interests of

NeighborCare, its shareholders and its other constituencies. We had no interest then, and we have no interest now, in pursuing a transaction, nor in any further discussion of the matter.

      As you know, we are just emerging from a major strategic restructuring that resulted in the separation of our nursing home business, a new leadership team and a new, fully independent approach to the institutional pharmacy market. We are in the early stages of a new business plan that will leverage these very significant changes as well as important new initiatives that we have recently announced in automation. Our efforts are quickly reducing costs and achieving success with customers.

      The Board has great confidence in the Company’s business plan and our new leadership, and we have no doubt that aggressively executing on that business plan is the best course for our company. Accordingly, we see your proposal as nothing more than a cynical attempt to seize for Omnicare the long-term value and success of our great company, which rightly belongs to NeighborCare’s shareholders and other constituencies.

      We intend to continue to compete in the marketplace and to provide superior service and value to our customers. We are confident that this course is best for our company, its shareholders and other constituencies. Both the Board and I have been unwavering on this point since you first raised the idea in late February. Pursuing your proposal would be counter productive for your company, as well as for ours.

Sincerely,

/s/ JOHN J. ARLOTTA
John J. Arlotta
Chairman, President and
Chief Executive Officer

      On June 3, 2004, the Board received the following letter from Mr. Gemunder, the text of which was included in an Omnicare press release:

[LETTERHEAD OF OMNICARE, INC.]

June 3, 2004

Board of Directors

NeighborCare, Inc.
601 East Pratt Street, 3rd Floor
Baltimore, Maryland 21202

Dear NeighborCare Board Members:

      We want to inform you that Omnicare, Inc. intends to commence a tender offer to purchase all of the outstanding shares of NeighborCare, Inc. common stock for $30.00 per share in cash. The combination of Omnicare and NeighborCare is too compelling to ignore, and our two companies are a strong strategic fit. We believe that the combination of Omnicare and NeighborCare will create a premier institutional pharmacy company.

      We are disappointed that you have rejected our recent proposals to combine Omnicare and NeighborCare and are unwilling to even discuss a potential transaction. Given the obvious benefits of our offer to NeighborCare’s shareholders and other constituencies, we would like to emphasize some important points:

This is a premium offer for shareholders and other constituents. As you must know, our offer for all of NeighborCare’s shares simply cannot be characterized as “opportunistic.” It is, on the contrary, an opportunity for your shareholders to realize a 70% premium to where NeighborCare was trading prior to our offer. Our offer represents an opportunity to create a stronger company with greater resources to provide quality care and expanded services for customers. The combined company will have a dynamic presence in the healthcare services sector and we recognize that fast growing companies like ours are continually looking for good management talent. Omnicare always has a place for good people. Your decision to reject our offer has prevented your shareholders and other constituents from taking advantage of these benefits.

The market reaction to NeighborCare’s second-quarter results and future business plan was clearly negative. Widespread concern about NeighborCare’s performance and prospects after the announcement resulted in four of five analysts reducing their 2004 full-year NeighborCare EPS projections, and in a drop in analysts’ 12-month median price target on NeighborCare’s stock from $26 to $23. NeighborCare’s Board and shareholders may want to ask how long does one have to wait for premium value, when Mr. Arlotta recently stated in an interview that, “We feel the greatest value is still three to five years down the road.”(1)

Indeed, management’s long-term plan for stand-alone value creation appears to require extremely aggressive assumptions in order to generate shareholder value comparable to the $30 per share in cash that Omnicare is offering today.

Based on NeighborCare’s share price of $17.67 on May 21, the last trading day prior to Omnicare’s public offer, NeighborCare’s EPS would need to grow at approximately 45% per annum, or more than 100%, for the next two years, to deliver the equivalent of $30 per share today, on a present value basis and at current multiples.(2) There are no analyst projections today that approach this level of growth. Attempting to achieve this $30 value over time would subject shareholders to market risk and execution risk, since by management’s own admission, much of the company’s future growth is expected to come largely from cost improvement initiatives, some of which are not expected to be achieved until 2006.

Omnicare pays fair price for fair value. We are mystified by the characterization of Omnicare’s approach as a “cynical attempt to seize” NeighborCare’s long term value and success, when the Board is well aware that Omnicare’s March 30 letter indicated that our $30 offer “would be payable in a combination of cash and Omnicare common stock.” We again indicated on May 25 that we are willing to sit down with the NeighborCare Board to discuss all aspects of our compelling offer.

Our all-cash $30 per share offer provides immediate certainty of value. It represents not only a 70% premium to where NeighborCare was trading prior to our offer, but also a 40% premium over the 30-day trading average prior to the announcement of our offer, a 30% premium to Wall Street’s consensus target prices for NeighborCare’s stock over the next 12 months and is $4.00 more than NeighborCare’s previous all-time high. Despite the recent significant drop in NeighborCare’s share price, Omnicare announced on May 24 that we would continue to offer $30 per share for all of NeighborCare’s outstanding shares, while also providing the certainty of all-cash consideration.

The market’s favorable reaction to Omnicare’s offer is exceptional. We are convinced that there is extensive third-party support in the financial community for this combination, and most importantly, your own shareholders are expressing their support for this transaction.(3) Furthermore, in an extraordinary vote of confidence, Omnicare’s stock has risen over 9% since the announcement of our offer.(4) Omnicare has successfully integrated more than 100 acquisitions over the past 15 years, and has delivered on the expected benefits to our shareholders.

      We do not understand your statement that our call to negotiate is somehow counter-productive, and we are surprised at your unwillingness to even discuss our offer. We are confident that, given the opportunity, NeighborCare’s shareholders and other constituents will enthusiastically support our offer. If, as you say, you are committed to “the best course for your company,” we stand ready to discuss all aspects of our offer.

Sincerely,

/s/ JOEL F. GEMUNDER
Joel F. Gemunder
President and Chief Executive Officer

(1)	The Cincinnati Enquirer, 5/26/04

(2)	Assuming an estimated NeighborCare cost of equity of 11%, $30.00 per share in cash today is equivalent to a share price of $36.96 in June 2006. Dividing this future share price of $36.96 by NeighborCare’s pre-Omnicare offer consensus P/ E ratio of 18.7x, results in a 2006E EPS estimate of $1.97. A 2006E EPS estimate of $1.97 implies a compound annual EPS growth rate of approximately 45%, relative to NeighborCare’s 2004E consensus EPS of $0.94. (P/ E ratio of 18.7x based on NeighborCare’s closing share price of $17.67 on May 21, 2004 and 2004E consensus EPS of $0.94; consensus based on Lehman Brothers 5/28/2004, Legg Mason 5/25/2004, Wachovia 5/24/2004, CIBC 5/18/2004, and Jefferies 5/14/2004).

(3)	Buckingham Research Group, 5/26/04: “The NCRX shareholders we spoke with yesterday did not share NCRX management’s views of OCR’s offer regarding shareholder’s best interests. We believe there is substantial support among NCRX shareholders in favor of OCR’s proposal.” (Permission to use quotation neither sought nor obtained.)

(4)	Rise in Omnicare’s stock price from close on 5/21/04 of $39.15 to close on 6/2/04 of $42.81.

     On June 4, 2004, Omnicare and the Offeror filed the Schedule TO, commencing the Offer.

      Later on June 4, 2004, the Board met telephonically with its legal and financial advisors and with NeighborCare’s management to review the contents of Mr. Gemunder’s letter, the related press release and the Offer, to receive a brief overview from legal counsel as to the Board’s legal obligations with respect to the Offer and other legal and regulatory matters relating to the Offer, and to receive preliminary comments from NeighborCare’s financial advisors.

      On June 8, 2004, the Board met telephonically for a previously planned review of NeighborCare’s business plan and operations.

      On June 10, 2004, the Board met telephonically with its legal and financial advisors and with NeighborCare’s management to consider the Offer. The Board’s legal advisors reviewed with the Board the relevant legal and fiduciary principles under federal and Pennsylvania law with respect to the Offer, and provided the Board with an additional description and analysis of the terms and conditions of the Offer. NeighborCare’s financial advisor, Goldman, Sachs & Co., reviewed with the Board the financial aspects of the Offer, presented an updated financial analysis of NeighborCare based on historical financial and projected results and presented a financial analysis of Omnicare and the Offer and of potential responses available to NeighborCare. Goldman, Sachs & Co. also delivered orally to the Board its opinion to the effect that, as of June 10, 2004, the Offer was inadequate, from a financial point of view, to the holders of Shares. After further discussion of these and additional matters the Board entered executive session without NeighborCare’s outside legal and financial advisors. Both before and during this session, the Board considered a number of factors, including the factors and considerations summarized under “Reasons for the Recommendation” below. Following its deliberations, the Board determined, by the unanimous vote of all of the directors, that the Offer is not in the best interests of NeighborCare, its shareholders and its other constituencies. The Board also determined, by unanimous vote of all of the directors, to recommend to NeighborCare’s shareholders that they reject the Offer and not tender their Shares pursuant to the Offer. The Board also approved and authorized the filing of this Schedule 14d-9.

(c)	Reasons for the Recommendation.

      In reaching the determination and the recommendation described above, the Board consulted with its legal and financial advisors and senior management of NeighborCare and took into account numerous other factors, including, but not limited to, the following:

(i) The Board’s belief, based on the factors further described below, that the Offer is not in the best interests of NeighborCare, its shareholders and its other constituencies, because the Offer, among other things, (1) is inadequate, from a financial point of view, to NeighborCare’s shareholders and (2) does not reflect the expected benefits of NeighborCare’s new, post-spin-off business plan and unique business opportunities. The Offer is also highly conditional, including as to financing and regulatory matters.

(ii) The presentations of, and the Board’s discussions with, Goldman, Sachs & Co., NeighborCare’s financial advisor, at meetings of the Board held on April 12-13, 2004, May 24, 2004, May 25, 2004 and June 10, 2004 concerning NeighborCare, Omnicare and the financial aspects of the Offer, including the oral opinion rendered by Goldman, Sachs & Co. to the Board on June 10, 2004, to the effect that, as of that date, the Offer was inadequate to the holders of Shares from a financial point of view.

(iii) The Board’s understanding of and familiarity with NeighborCare’s business, financial condition, results of operations, current business strategy and future prospects, which management and the Board believe, for reasons described below, have not been fully reflected in NeighborCare’s results of operations or share price.

(iv) The Board’s understanding of NeighborCare’s recent history and strategic positioning, including that:

• in December 2003, NeighborCare completed a major strategic realignment in which its eldercare nursing home businesses was spun-off into an independent public company, now known as Genesis Healthcare Corporation. As a result, for the first time, NeighborCare is not affiliated with its largest customer and is in a better position to attract business from nursing homes and assisted living facilities that compete with Genesis Healthcare Corporation;

• NeighborCare has a new management team with extensive experience in the health care and pharmacy services industries and whose attention is focused solely on NeighborCare’s operations and is not divided with the needs of the nursing home and assisted living facilities businesses; and

• in light of its new strategic positioning, and at the initiative of the new management team, NeighborCare has developed and is implementing a strong new business plan, the results of which are not reflected in NeighborCare’s results, operations or share price.

(v) The fact that NeighborCare is in the early stages of executing its new business plan, which is designed to reduce costs and stimulate growth. The Board believes that NeighborCare is making progress on its plan as costs are being reduced and, importantly, customers are responding favorably to these programs. Some of the key components of the business plan include:

• improving NeighborCare’s cost structure through improved formulary management, use of best demonstrated practices, the centralization of certain of NeighborCare’s operations, and several other service and product cost initiatives;

• improving NeighborCare’s operating efficiency through the introduction of innovative technology and automation. These efforts are expected to improve NeighborCare’s productivity, as well as its customers’;

• providing added value to customers by acting not just as distributors, but as business partners and consultants to them, helping them better manage their drug costs; and

• growing sales organically and increasing customer retention while expanding core business through acquisitions, new sites and sales force expansion.

(vi) The Board’s consideration of NeighborCare’s strong position in the institutional pharmacy sector, combined with several key economic trends in the sector that the Board believes will have a significant, positive impact on NeighborCare’s performance in future years, including drug utilization and drug discovery, availability of generic drugs, and population demographics.

(vii) The Board’s belief that Omnicare recognizes the significant long-term value creation potential of NeighborCare’s business plan, new value-creation initiatives and new marketplace opportunities, all of which are in the very early stages, and that Omnicare has opportunistically timed its Offer to acquire NeighborCare at an inadequate price before the full impact of these factors can be reflected in NeighborCare’s results of operations and share price. The Board believes that the Offer, if consummated, would deprive all NeighborCare shareholders, including those that do not accept the Offer, of the opportunity to realize the full value of their investment in NeighborCare.

(viii) The fact that NeighborCare is not for sale, but that if it were for sale, the Board noted the following factors that indicated that Omnicare or another party should be willing to pay significantly in excess of the Offer price:

• The Board’s belief, based on synergies that Omnicare has projected would be “north” of $75 million,[1] coupled with the views expressed by analysts and the value accretion to Omnicare shareholders since the public announcement of its desire to acquire NeighborCare, that Omnicare could pay significantly in excess of the Offer price. Omnicare has indicated that it obtained synergies of approximately $75 million in its acquisition of NCS HealthCare, Inc.,[2] which was substantially smaller at the time of its acquisition than NeighborCare is now.

• The fact that the closing market price of NeighborCare’s common stock has been higher than the Offer price on each trading day since the announcement of the Offer.

(ix) The fact that the Offer is highly conditional, including as to financing and regulatory matters, creating an atmosphere of uncertainty that may disrupt and damage NeighborCare’s business to the benefit of Omnicare, NeighborCare’s largest competitor. In this regard, the Board noted that:

• The Offer is conditioned upon Omnicare successfully obtaining new financings which are not certain to be obtained. Omnicare has not entered into definitive arrangements for the necessary financing but rather has arranged commitments that are themselves subject to a number of conditions outside the control of NeighborCare or Omnicare, or that create substantial risks or uncertainties for the Proposed Transaction and raise doubt as to the availability of such financing.

• The Board also noted that the Offer is conditioned upon Omnicare raising an amount sufficient, together with cash on hand, not only to consummate the Proposed Transaction, but also to refinance all of the debt of NeighborCare and all of the debt of Omnicare, in each case that is or could be required to be repurchased or becomes, or could be declared, due and payable as a result of the Proposed Transaction, and to pay all related fees and expenses. Omnicare has stated that it will seek to satisfy this condition by raising approximately $2.4 billion, which is nearly $1.0 billion more than the amount needed to pay for the

      1 Omnicare conference call, May 24, 2004 (comments of Mr. Gemunder).

[2]	Omnicare conference call, May 24, 2004 (comments of Mr. Gemunder).

NeighborCare shares it seeks to acquire, and which renders satisfaction of the condition subject to significantly greater execution risk.

• The Offer is conditioned upon regulatory approval “on terms satisfactory to Omnicare,” including the expiration or termination of all waiting periods under applicable antitrust laws. The transaction is potentially subject to intensive and lengthy scrutiny from federal antitrust authorities and state attorneys general. Nevertheless, Omnicare has failed to indicate what efforts, if any, it is willing to make to obtain regulatory approval, such as a commitment to accept the imposition of conditions or to make divestitures, and has failed to indicate how it intends to protect NeighborCare and its shareholders from the risks and costs associated with the uncertainties and delays of antitrust review.

• The Offer is subject to several conditions that are beyond the control of NeighborCare or Omnicare, are of questionable relevance to the Offer and appear designed to provide easily triggered “outs” for Omnicare, including:

•	the non-occurrence of “a commencement of a war, armed hostilities, terrorist attacks or other international or national calamity directly or indirectly involving the United States,” including a “material acceleration or worsening” of any of the foregoing already in existence;

•	that no person or group of persons (other than Omnicare) acquire more than 5% of the Shares, and no person or group that already owns more than 5% of the outstanding Shares acquire another 1% of the Shares; and

•	that no material contractual right of NeighborCare become “impaired or otherwise adversely affected.”

(x) The Board’s and management’s commitment to protecting the best interests of NeighborCare and its constituents, including shareholders, employees, customers, suppliers and the communities in which NeighborCare does business.

      In light of the above factors, the Board determined that the Offer is not in the best interests of NeighborCare, its shareholders and its other constituencies. Accordingly, the Board recommends that you reject the Offer and do not tender your Shares pursuant to the Offer.

      The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive but addresses all of the material information and factors considered by the Board in their consideration of the Proposed Transaction. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weight to, the specific factors considered in determining their recommendations. Such determination was made after consideration of the factors taken as a whole. Individual members of the Board may have given differing weights to different factors. In addition, in arriving at their respective recommendations, the directors of NeighborCare were aware of the interests of officers and directors of NeighborCare as described under “Past Contracts, Transactions, Negotiations and Agreements.”

(d)	Intent to Tender.

      To NeighborCare’s knowledge, none of NeighborCare’s executive officers, directors, affiliates or subsidiaries currently intends to sell or tender for purchase pursuant to the Offer any Shares owned of record or beneficially owned.

Item 5.	Persons/ Assets Retained, Employed, Compensated or Used.

      Goldman, Sachs & Co. was retained as financial advisor in connection with Omnicare’s proposal and with respect to any possible purchase of all or a portion of the stock or assets of the Company, or a sale of the Company. The Company has agreed to pay Goldman, Sachs & Co. customary fees for its services and to reimburse it for all expenses, including fees and expenses of counsel. The Company has also agreed to indemnify Goldman, Sachs & Co. and certain related persons against certain liabilities, including liabilities under federal securities laws, relating to or arising out of its engagement. As of June 11, 2004, Goldman, Sachs & Co. owned approximately 315,373 of the Company’s outstanding Shares.

      The Company has retained MacKenzie Partners, Inc. to assist it in connection with the Company’s communications with its shareholders with respect to the Offer, to monitor trading activity in the Shares and to identify investors holding noteworthy positions in street name. The Company has agreed to pay MacKenzie Partners, Inc. customary compensation for its services and reimbursement of out-of-pocket expenses in connection with its engagement. The Company has also agreed to indemnify MacKenzie Partners, Inc. against certain liabilities arising out of or in connection with its engagement.

      The Company has retained Citigate Sard Verbinnen as its public relations advisor in connection with the Offer. The Company has agreed to pay customary compensation for such services and to reimburse Citigate Sard Verbinnen for its out-of-pocket expenses arising out of or in connection with its engagement. The Company has also agreed to indemnify Citigate Sard Verbinnen against certain liabilities arising out of or in connection with its engagement.

      Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of the Company concerning the Offer.

Item 6.	Interest in Securities of the Subject Company.

      No transactions in the Shares have been effected during the past 60 days by the Company or, to the Company’s knowledge, by any of the Company’s directors, executive officers, affiliates or subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals.

      The Company is not currently undertaking or engaged in any negotiation in response to the Offer that relates to (i) a tender offer for or other acquisition of securities by or of the Company, any subsidiary of the Company or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; or (iv) any material change in the indebtedness, present capitalization or dividend policy of the Company.

      Except as set forth in this Statement, there are no transactions, Board resolutions, agreements in principle or signed agreements in response to the Offer that relate to or would result in one or more of the events referred to in the first paragraph of this item.

Item 8.	Additional Information to Be Furnished.

      The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

      Litigation. On June 8, 2004, Freeport Partners, LLC, an alleged shareholder of the Company, filed a putative class action lawsuit in the Supreme Court of the State of New York, New York County. The complaint names as defendants the Company and its directors and purports to be brought on behalf of the Company’s shareholders other than the defendants, members of the immediate families of the defendants, their heirs and assigns, and those in privity with them. The complaint alleges breaches of fiduciary duty in connection with Omnicare’s proposal. The action seeks relief declaring that the action can properly be maintained as a class action, declaring that defendants have breached their fiduciary duties to the plaintiff and the class and aided and abetted such breaches, mandating that the director defendants cease the purported breach of their fiduciary duties, awarding Freeport Partners and the class compensatory damages, interest, attorney’s fees, expert fees and other costs, and granting “such other relief as the Court may find just and proper.” NeighborCare believes that the complaint is without merit. The foregoing description is qualified in its entirety by reference to Exhibit (a)(4).

      Board Action Regarding Rights Agreement. At its meeting on June 10, 2004, the Board took action, as permitted by the Rights Agreement, to postpone the Distribution Date (as defined in the Rights Agreement), which otherwise would occur on the tenth business day after the commencement of the Offer, until the earlier of: (1) 10 days after the Shares Acquisition Date (as defined in the Rights Agreement) or (2) such date as may be subsequently determined by the Board in its sole discretion. Until the Distribution Date, the Rights will continue to be evidenced by the certificates for the Shares, and the Rights will be transferable only in connection with the transfer of the associated Shares.

      Forward-Looking Statements. Statements made in this Schedule (including any amendments hereto), NeighborCare’s website and NeighborCare’s other public filings and releases which are not historical facts contain “forward-looking” statements (as defined in the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties and are subject to change at any time. These forward-looking statements may include, but are not limited to, statements containing words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “may,” “target” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the effect of the spin-off on NeighborCare’s operations, expected changes in reimbursement rates and inflationary increases in state Medicaid rates, expected bed count, expected SG&A expense, anticipated restructuring charges and estimates of timing and costs savings related to cost improvement initiatives. Factors that could cause actual results to differ materially include, but are not limited to, the following: costs, changes in the reimbursement rates or methods of payment from Medicare or Medicaid, or the implementation of other measures to reduce reimbursement for NeighborCare’s services; changes in pharmacy legislation and payment formulas; the expiration of enactments providing for additional government funding; efforts of third-party payors to control costs; the impact of federal and state regulations; changes in payor mix and payment methodologies; further consolidation of managed-care organizations and other third-party payors; competition in NeighborCare’s business; an increase in insurance costs and potential liability for losses not covered by, or in excess of, NeighborCare’s insurance; competition for qualified staff in the healthcare industry; NeighborCare’s ability to control operating costs, and generate sufficient cash flow to meet operational and financial requirements; and an economic downturn or changes in the laws affecting NeighborCare’s business in those markets in which NeighborCare operates. NeighborCare’s business, operations or results could also be affected by the effects of Omnicare’s tender offer or its pendency on the Company and its business, employees, customers and suppliers.

      The forward-looking statements involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond NeighborCare’s control. NeighborCare cautions investors that any forward-looking statements made by NeighborCare are not guarantees of future performance. NeighborCare disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Item 9.	Exhibits.

Exhibit
Number	Description

(a)(1)	Letter, dated June 14, 2004, to NeighborCare shareholders*
(a)(2)	Press release issued by NeighborCare on June 14, 2004
(a)(3)	Letter, dated June 14, 2004, to NeighborCare employees
(a)(4)	Employee/customer “frequently asked questions”
(a)(5)	Complaint filed by Freeport Partners, LLC, on behalf of itself and all others similarly situated, on June 8, 2004, in the Supreme Court of the State of New York, New York County
(e)(1)	Excerpts from NeighborCare’s Definitive Proxy Statement dated April 26, 2004 relating to the 2004 Annual Meeting of Stockholders*
(e)(2)	Employment Agreement between NeighborCare and John J. Arlotta (incorporated by reference to Exhibit 10.15 to NeighborCare’s Form 10-K for the fiscal year ended September 30, 2003)
(e)(3)	Employment Agreement between NeighborCare and John L. Kordash (incorporated by reference to Exhibit 10.16 to NeighborCare’s Form 10-K for the fiscal year ended September 30, 2003)
(e)(4)	Employment Agreement between NeighborCare and John F. Gaither, Jr. (incorporated by reference to Exhibit 10.17 to NeighborCare’s Form 10-K for the fiscal year ended September 30, 2003)
(e)(5)	Employment Agreement between NeighborCare and Richard W. Sunderland (incorporated by reference to Exhibit 10.21 to NeighborCare’s Form 10-K for the fiscal year ended September 30, 2003)
(e)(6)	Employment Agreement between NeighborCare and Robert A. Smith (incorporated by reference to Exhibit 10.22 to NeighborCare’s Form 10-K for the fiscal year ended September 30, 2003)
(e)(7)	Letter Agreement, dated as of November 7, 2003, by and between the Company and Richard W. Sunderland (incorporated by reference to Exhibit 10.19 to NeighborCare’s Form 10-K for the fiscal year ended September 30, 2003)
(e)(8)	Letter Agreement, dated as of November 20, 2003, by and between the Company and Robert A. Smith (incorporated by reference to Exhibit 10.20 to NeighborCare’s Form 10-K for the fiscal year ended September 30, 2003)
(e)(9)	The Company’s Deferred Compensation Plan (incorporated by reference to Exhibit 99.1 to NeighborCare’s Registration Statement on Form S-8 filed on February 5, 2002)
(e)(10)	2001 Stock Incentive Plan (incorporated by reference to Appendix A to NeighborCare’s Registration Statement on Form S-8 filed on February 26, 2002)
(e)(11)	2001 Stock Option Plan (incorporated by reference to Exhibit 10.17 to NeighborCare’s Annual Report on Form 10-K for the fiscal year ended September 30, 2001)
(e)(12)	Employee Retirement Plan, adopted January 1, 1989, as amended, and restated Retirement Plan Trust Agreement (incorporated by reference to NeighborCare’s Registration Statement on Form S–1, dated June 19, 1991)
(g)	Not applicable

*	Included in copies mailed to shareholders.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEIGHBORCARE, INC.

By:	/s/ JOHN J. ARLOTTA

John J. Arlotta
Chairman of the Board and
Chief Executive Officer

Dated: June 14, 2004

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)	Letter, dated June 14, 2004, to NeighborCare shareholders*
(a)(2)	Press release issued by NeighborCare on June 14, 2004
(a)(3)	Letter, dated June 14, 2004, to NeighborCare employees
(a)(4)	Employee/customer “frequently asked questions”
(a)(5)	Complaint filed by Freeport Partners, LLC, on behalf of itself and all others similarly situated, on June 8, 2004, in the Supreme Court of the State of New York, New York County
(e)(1)	Excerpts from NeighborCare’s Definitive Proxy Statement dated April 26, 2004 relating to the 2004 Annual Meeting of Stockholders*
(e)(2)	Employment Agreement between NeighborCare and John J. Arlotta (incorporated by reference to Exhibit 10.15 to NeighborCare’s Form 10-K for the fiscal year ended September 30, 2003)
(e)(3)	Employment Agreement between NeighborCare and John L. Kordash (incorporated by reference to Exhibit 10.16 to NeighborCare’s Form 10-K for the fiscal year ended September 30, 2003)
(e)(4)	Employment Agreement between NeighborCare and John F. Gaither, Jr. (incorporated by reference to Exhibit 10.17 to NeighborCare’s Form 10-K for the fiscal year ended September 30, 2003)
(e)(5)	Employment Agreement between NeighborCare and Richard W. Sunderland (incorporated by reference to Exhibit 10.21 to NeighborCare’s Form 10-K for the fiscal year ended September 30, 2003)
(e)(6)	Employment Agreement between NeighborCare and Robert A. Smith (incorporated by reference to Exhibit 10.22 to NeighborCare’s Form 10-K for the fiscal year ended September 30, 2003)
(e)(7)	Letter Agreement, dated as of November 7, 2003, by and between the Company and Richard W. Sunderland (incorporated by reference to Exhibit 10.19 to NeighborCare’s Form 10-K for the fiscal year ended September 30, 2003)
(e)(8)	Letter Agreement, dated as of November 20, 2003, by and between the Company and Robert A. Smith (incorporated by reference to Exhibit 10.20 to NeighborCare’s Form 10-K for the fiscal year ended September 30, 2003)
(e)(9)	The Company’s Deferred Compensation Plan (incorporated by reference to Exhibit 99.1 to NeighborCare’s Registration Statement on Form S-8 filed on February 5, 2002)
(e)(10)	2001 Stock Incentive Plan (incorporated by reference to Appendix A to NeighborCare’s Registration Statement on Form S-8 filed on February 26, 2002)
(e)(11)	2001 Stock Option Plan (incorporated by reference to Exhibit 10.17 to NeighborCare’s Annual Report on Form 10-K for the fiscal year ended September 30, 2001)
(e)(12)	Employee Retirement Plan, adopted January 1, 1989, as amended, and restated Retirement Plan Trust Agreement (incorporated by reference to NeighborCare’s Registration Statement on Form S–1, dated June 19, 1991)
(g)	Not applicable

*	Included in copies mailed to shareholders.